

EXHIBIT G:
BUSINESS PLAN / PITCH DECK





AVIANA MOLECULAR TECHNOLOGIES

EXECUTIVE SUMMARY

OCTOBER 2019



CONFIDENTIAL

OUR VISION: AFFORDABLE DIAGNOSTICS FOR EVERYONE IN THE CONNECTED WORLD

AVIANA DIAGNOSTICS. ANYWHERE AND EVERYWHERE.



AVIANA MOLECULAR TECHNOLOGIES

DISCLOSURE

THIS IS NOT AN OFFERING TO BUY OR SELL SECURITIES AND IS SOLELY AN INFORMATIONAL DOCUMENT. ALL ILLUSTRATIONS, PROJECTIONS AND FORECASTS ARE BASED ON CERTAIN ASSUMPTIONS AND EXPECTATIONS WHICH MAY OR MAY NOT OCCUR OR BE REALIZED. NO ASSURANCES CAN BE MADE THAT SUCH PROJECTIONS WILL OCCUR, OR BE REALIZED, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. THE INFORMATION, ANALYSIS, FORECASTS OR PROJECTIONS PROVIDED HEREIN WERE PROVIDED SOLELY FOR INFORMATIONAL PURPOSES. POTENTIAL INVESTORS MAY NOT RELY ON THE INFORMATION PROVIDED HEREIN BUT MUST ONLY CONSIDER THIS INFORMATIONAL DOCUMENT IN CONJUNCTION WITH ALL OF THE OFFERING MATERIALS AND UNDERTAKE THEIR OWN DUE DILIGENCE INVESTIGATION REGARDING THE COMPANY, IN ORDER TO FULLY UNDERSTAND ALL OF THE IMPLICATIONS AND RISKS OF THE OFFERING. INVESTMENT IN THE COMPANY ENTAILS A HIGH DEGREE OF RISK AND POTENTIAL INVESTORS MAY LOSE THE ENTIRE AMOUNT OF THEIR INVESTMENT. INVESTMENT IN THE COMPANY WILL ONLY BE OFFERED TO ACCREDITED INVESTORS AS DEFINED IN RULE 501(A) OF REGULATION D UNDER THE SECURITIES ACT.



Introduction and Company History

Aviana Molecular Technologies, LLC (Aviana) www.avianamolecular.com is an Orlando, FL based point of care (POC) diagnostic company developing a a miniaturized biosensor capable of attaching to a smartphone/device or a dedicated tablet via Bluetooth or a direct connection as a dongle. The company's diagnostic system is a simple-to-use, potentially highly sensitive diagnostic platform that can accurately, within 10-20 minutes, detect a target infectious disease, biomarkers or proteins in both clinical (human and animal) and scientific research settings. Aviana's vision is to provide highly sensitive and specific diagnostic capability to anyone with a smartphone or tablet: physician, medical technologist, patient, and connect it seamlessly with adequate protections via the internet to critical parties. Initial proof of concept data based on these sensors have demonstrated accuracy similar to that of a laboratory-based test but with significant speed and at the location of testing. Significant data has been generated on a Lyme diagnostic and on viral counts.

The prototype sensor was originally developed at the University of Central Florida (UCF) to work wirelessly and in robust and extreme conditions for NASA's shuttle program and to wirelessly determine the status of many critical parameters that are functional within the shuttle. This development was initiated by NASA after the Columbia Shuttle disaster when it became clear that passive (no battery needed), wireless, real-time sensing was needed to determine the robustness of various parameters in vehicles destined for outer space. To succeed in this highly intense environmental conditions, special hardware and software were developed that allowed the sensor to distinguish small signal changes against significant background noise. These characteristics are also critical to distinguish the presence of specific agents in many clinical situations, a direct commercialization of NASA developed technology for human use. In addition, the NASA originated system has had a significant base hardware and software concepts completed that has catapulted us to a highly sophisticated technology foundation and smart design that allows us to innovate a novel system in a chip which has been in use for cellular communication industry for many years. Major modifications to the system have been done by UCF; the base system was innovative; the hardware was robust and the software very sensitive. While the system was robust for its use in NASA's programs, Aviana had to make significant changes to the system to make it suitable for biosensing in the world of biological materials, which brings their own challenges to an electronics based technology. We have finished some core elements successfully and has also resulted in further critical intellectual property filings for Aviana, along with the licensed IP, (exclusive, worldwide for a wide field of use in bio systems). Hence, although the base concept is still intact, all components of the licensed system has been changed and adapted by Aviana for it new uses.

The company's technical foundation is built on the components of the biosensor; its proprietary and scalable Biocoating combined with state-of-the-art surface acoustic wave ("SAW") sensor. Patient samples (blood, saliva, urine, etc.) can be deposited on the Biocoating through a filtering system of fluidic channels. The SAW technology uses the power and processing capability of the smartphone or tablet with an attached dedicated reader to drive a rapid identification of the presence of specific and suspected biomarkers, infectious agents, health markers. The system has some unique characteristics, including embedded software to detect a high

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signal to noise sensitivity and specificity when tested in complex fluids. We have shown that the system can operate with accuracy in the presence of complex fluids, hence not requiring any sample processing, an important attribute for a true Point of Care System Operation.

The Company was founded in 2010 by Vanaja Ragavan, MD, a physician/entrepreneur/angel investor with many years of experience at both the FDA and global Pharmaceutical companies. The Company was originally located at the Lankenau Institute for Medical Research in Philadelphia, PA, where much of its early work was conducted, leading to an unusual, novel concept in a biosensor utilizing a proprietary biocoating on an existing sensor. The best sensor in this field was found to be in UCF, hence the Company moved to Orlando to work on its current sensor platform. While the sensor system was licensed from the University of Central Florida, the thermostable biocoating, the adapted software and the smart design was developed internally.

Aviana has developed the technology to the point of proving its clinical feasibility in the current laboratory-oriented system, including valuable data on its performance in providing diagnostic results in whole blood based diagnosis and proof of concept encompassing proteins, antibodies and viral agents. As part of this process, the fundamental physics, electronics, chemistry and biological systems have been developed and proven to be fully functional. The next step is to develop a fully functional system in a format and size that is ready for clinical studies leading to commercialization.

We have identified a source of funding for this technical development in Saxony, Germany, that will provide grant funding based on a 3:1 non-dilutive, non-repayable basis in conjunction with private funds we intend to raise through offering a convertible subordinated note.

The Company has raised and used over $4 MM to advance this difficult but exciting technology, develop significant IP and provide impressive initial data on a number of biological molecules, highlighting its unique quality of speed, portability, sensitivity and robust science. Disruptively, the technology only requires a very small sample size (a few microliters) and does not require any sample processing, a unique quality of its novel acoustic based design. As part of its initial development, the Company identified and established relationships with collaborators/vendors in Germany, the most important being SAW components in Dresden and RSSI in Gerestreid. This has allowed us to reach out to the Sachsische Aufbaubank for grant funding from Saxony augmented with funds needed to launch products first into the animal dx markets and then into human diagnostics. The base technical development is equally applicable for both enterprises but pursuing animal dx as the first priority will allow us to move into commercial markets faster, thereby generating real income sooner. Aviana is seeking a $2 MM fund raising quotient, of which about $400,000 has already been committed by a fund in Saxony. About $ 980,000 of these funds will be used in Saxony, and the remainder to prepare the business infrastructure necessary to market the product in the US and Europe.



Technology:

The uniqueness of Aviana's technology is its seamless connection with existing smartphones and other computing platforms, leading to an end system that includes a single-use, disposable biosensor cartridge, combined with a reusable portable detection reader (dongle) (somewhat similar to the Square™ technology sometimes used for processing credit card transactions utilizing a Smartphone). These qualities are enabling; the small footprint of the system results in a diagnostic that can be used in any healthcare setting or as a personal device. The biosensor is an adaptation of acoustic wave devices (SAW) that are for used for cellular communication. The system is a label-free diagnostic tool with a very high signal to noise ratio, adapting software that is enabling for this function. Aviana's software modifies existing software already successfully developed for systems related to NASA space and ground sensor systems programs and is fully relevant and applicable to the sensor processing software for the Company's reader. The software is capable of measuring binding kinetics of proteins and antibodies, making it an excellent tool for both research purposes and for companion diagnostics. It can also be used to detect molecular binding, which we are also exploring.

Aviana's second unique offering is an enabling biocoating application that, when combined with our sensor, creates a "pocket" sized diagnostic device with "lab quality" accuracy and simplicity at a low cost. Current advances in the hardware and software electronics industry will allow Aviana to leverage miniaturization, increased computing power and RF filter production capabilities to manufacture both the sensor and reader in commercial quantities. Sample processing will be simplified and incorporated into Aviana's disposable cartridges. The system will be able to process a variety of biological samples in a single cartridge as a multi-array detection system. With Aviana's system attached to a smartphone, a person can securely transmit information directly to a health care provider.

Markets:

The ability to detect specific infections/biomarkers rapidly in any setting and with high accuracy remains a significant unmet medical need. Global travel is resulting in the rapid spread of known and emerging infections with potentially disastrous results, requiring new approaches to fast and accurate diagnosis in field/clinical situations. A quick, portable and easy to use diagnostic device may be crucial to stop the spread of infection. In addition, given the technology's research capabilities, its use in the world of analytical research could create significant opportunities for the Company

Furthermore, with the onset of smartphone devices and potential health applications, Aviana's technology is ideally suited to develop into a personal care device on the one hand and to track population-based occurrences on the other hand. To ultimately provide patients an ability to detect common infections, Aviana is developing a "Device in Every Hand™" to be used for diagnoses of commonly encountered non-life-threatening infections and biomarkers by anyone with access to a smartphone. With smartphone use becoming commonplace in most countries, Aviana's technology can be used in nearly any setting. Our


technology can significantly expand the point-of-care ("POC") testing markets. Aviana anticipates marketing to health care providers who can use it without requiring lab size equipment and processes, with eventual migration to personal and home use.

Current POC tests for infectious diseases lack sensitivity and use outdated lateral flow technologies. The annual total worldwide in vitro diagnostic (IVD) market was about $53.32 billion in 2013 and expected to reach $74.65 BB in 2020 with a CAGR of 5.34% from 2014 to 2020, (Allied Market Research 2014) with the infectious disease diagnostic market expected to reach $18.2 BB by 2019 from $12.4 BB in 2014 (Markets and Markets, 2015). POC diagnostics accounted for $14 Billion and is expected to grow to $27.5 BB by 2018, a huge market opportunity presents itself. Currently, 50% of the POC markets are made up of home glucose monitoring and pregnancy test, while POC infectious disease testing is only $500 million, which demonstrates a significant unmet need. Current POC tests for infectious diseases lack sensitivity and use outdated lateral flow technologies which are significantly less accurate. Professional POC tests for infectious diseases represent less than 6% of the infectious disease diagnostic market, primarily due to poor sensitivity.

In order to take advantage of the lower regulatory requirements for selling animal dx, we plan to initially develop a product for the animal dx market, which has a much easier entry and development path. The veterinary market is projected to be $6.7 billion worldwide by 2021 and has a CAGR of 8-9% . Additionally, the majority of veterinarians say speed of result / convenience is the most important factor driving their test preference decisions.

This provides a significant opportunity for Aviana's technology to enter this underserved market and disrupt it by providing highly sensitivity results resulting in immediate diagnosis. Additionally, it will be competitively priced and profitable to the end user. Given its wide utility in companion diagnostics, point of care diagnostics and research applications, Aviana can tap into many areas of unmet need.

Competition:

Currently, there no known FDA cleared commercial POC systems that provide high sensitivity and simplicity of use and is portable, connected using cellular communication and accessible. Lab based systems dominate the market but take anywhere from several hours to days to conduct. Many systems are being developed as stand-alone "boxes" that are not always portable and require complex sample processing, all of these require many reagents, hence translating these into a single chip is daunting because of the multiple reagents that are needed. Aviana's system can be developed as an integrated chip since no major reagents are needed for its action. This is a direct translation of a biological event into an electronic signal. Non-molecular systems often require amplification of the original signal and does not allow for a simple portable reader, since results are interpreted through complex analytical systems (Fluorescence or Surface Plasma Resonance or Magnetic Fields). Complex manufacturing and quality control issues plague other systems (Nanoparticle based



technologies). Low-cost products like the paper-based assays appear to lack sensitivity or detect serology (antibodies) rather than the infective agent itself (virus or bacteria).

Current Status and Development Plans:

Aviana has successfully raised $4-5.5 MM to date its fund raise and leverages the $8-$10 MM funded by NASA for the systems development. We have completed the functionalization of the system in a laboratory basis and are now raising money to complete the system as a hand-held unit with integrate GUI and data management software. We have successfully conducted tests on the difficult to test Lyme disease and demonstrated we can determine the presence of viral particles at less than 100 virions per sample, which is better than PCR.

Once the sensitivity of the system has been determined and the fluidic cartridge built, analytical studies will be initiated for areas of interest. Interest in Animal Diagnostics, with an easier path market followed by human in vitro diagnostic market is anticipated. Analytical studies for the human diagnostic are needed to file a CE Mark in Europe and a 510(k)/CLIA waiver in the US. Both CE Mark and 510(k) require full analytical studies that can be conducted with clinical samples in a laboratory collected from patients. The 510(k) will require comparison to a predicate device. The CLIA waiver will require further studies to be conducted by potential users and comparison of this usage with qualified lab personnel. Since the technology is a new concept, the Company may also need to conduct studies in a clinical setting.

Intellectual Property

Aviana has a rich portfolio of patents. About 13 patents have been licensed from the UCF for exclusive use in any biological systems. The Company also has a patent in prosecution for its Biocoating and has proprietary know-how and trade secrets. In addition, Aviana has filed 5 additional new patents on the new sensor, software and integrated systems and one of Lyme Disease. Burns and Levinson of Boston is the Company's intellectual property firm.

Financial Summary:

With a low cost of goods, we expect the profit margins to be high, greater than 80%. Final cost of goods will be determined after prototype cartridge is available. With a rich pipeline of technology and sensors, management's plans are to develop products for worldwide markets and to exit via acquisition with the sale to a large pharmaceutical or diagnostic company.



Management:

Aviana's management is very experienced in bringing medically related technologies and products from inception to market and consists of a team of professionals representing a wide range of healthcare disciplines. Management are experienced entrepreneurs, have created other new companies and have led many transactions. The Company has also created a technical and a business board of advisors further expanding the capabilities of our management team.

Vanaja V. Ragavan, MD: President and CEO, Aviana Molecular Technologies: A career spent in global and multinational pharma in drug development, and as a Medical Officer at the FDA, consultant for small and large device and pharma companies. Competency in technical research and development, clinical and regulatory, marketing and clinical research. Dr. Ragavan founded the Company and has been the main mover in developing the technology and moving it to its current status.

Stefan Müllner, Ph.D.: Managing Director, Aviana Saxony GmbH: Senior Industrial expert with unique expertise in the international life science industry. Strong and comprehensive leadership expertise from General Management positions in big industry and SME in the areas pharma, biotech, diagnostics, industrial biotechnology. Proven track record in corporate venture capital, private venture capital, biotech financing and fund raising, as well as in managing of grant funded cooperation projects between academia, biotech and industrial partners. Attractive list of 48 scientific publications and 60 patents.

Anand Singh, M.S.: Lead Scientist: Scientist with a strong interdisciplinary background in biology and materials science focusing on the application of nanoscience for targeted diagnostics, therapies, and drug delivery. Mr. Singh been working at Aviana since 2016 and is adept in its electronic-based sensor technology. He is involved in many aspects of research at the company, from conducting the basic experiments to incorporating designs and structures into the processes necessary for a complicated electronic system for biological applications. Furthermore, Mr. Singh provides strategic input into scientific and product development.



AVIANA MOLECULAR TECHNOLOGIES

Summary:

In summary, Aviana is developing a *game changing* diagnostic tool to address the rapidly evolving infectious disease and biomarker markets and companion diagnostics. Given its small footprint, low cost and high sensitivity, Aviana's diagnostic has further attributes in being integrated into the cellular communication and web-based data dispersal, allowing it to take advantage of the rapidly developing new global marketplace with a nimble and rapid development process. In addition, Aviana's technology with its direct connection to smartphones and wearable devices allows for eventual direct patient use with connectivity already built in. Significant developments and continued evolution of RF technologies allows Aviana's experienced management develop these products in a timely fashion and take advantage of the newly emerging markets opened up by the multiple cellular communication channels.

For more information, please contact:

Vanaja V. Ragavan, MD

President and CEO

vvragavan@avianadx.com

www.avianamolecular.com



OUR VISION:

AFFORDABLE DIAGNOSTICS FOR THE CONNECTED WORLD



- **Aviana Molecular Technologies** is developing a smartphone derived Point-of-Care diagnostic system to eliminate the need for expensive equipment and replace many tests currently sent to reference labs.

- **Technology:** The tests largely consist of a patented acoustic wave bio-sensor based on systems originally developed for NASA. The reader collects and analyzes the data generated by the sensors.

- **Wide Application:** Our unique system is simple to use and able to detect a wide variety of biological materials from small metabolites to cells, covering both immunoassay and PCR type assays.

- **Proof of Concept:** We have demonstrated proof of concept results in Lyme serology (protein markers), virus samples and in unprocessed blood samples

- **Intellectual Property:** The technology is covered by 13 licensed patents and 5 patent applications and I patent approved

- **Business Model:** Disposable, multiplexed test cartridges and a reusable handheld reader

Problem



Cost of lab-based and current point of care (POC) diagnostics

Batch testing delaying patient care

Time to obtain results hindering efficiency

Trained personnel required to carry out the tests

Lack of portability of current systems

Solution



Aviana Pegasus™ Diagnostic System

SAVE MONEY
cost effective system

SAVE TIME
delivers rapid results

IMPROVE EFFIENCY
small-footprint, easy to use, and multiplexed

PROBLEM	AVIANA'S SOLUTIONS
• Current Systems are too slow providing results; Systems are not truly portable	• Speed and Portability are a priority, resulting in action at the place of occurrence. We transition reference lab tests to POC
• Payors require a more cost effective delivery system	• We do not require any elaborate equipment or specimen handling
• Enabling Underserved Markets	• We bring our solution to remote locations, underserved markets and consumers who choose to stay at home
• Telemedicine is expanding the reach of providers	• We are fully enabled in telemedicine, our systems come out of cellular communications.
• Public Health Monitoring	• Multiple areas of potential use: pandemic outbreaks, Sports injury, military use etc

DISRUPTION OF CURRENT HEALTH CARE SYSTEMS

EXPAND INTO NEW MARKETS

AVIANA
MOLECULAR TECHNOLOGIES

Aviana's Solution



 Portable

 Direct and simple
sample processing

 Small sample
volume

 Accurate, rapid
(Less than 10 minutes)

Seamless Connection
to the web and EHR

 Smart Phone

Reader

 Cartridge

DIAGNOSTIC MARKET OPPORTUNITY

GLOBAL VETERINARY DIAGNOSTIC MARKET

Source: Veterinary Diagnostic Market Report, Markets and Markets, April 2016

$6.7 Billion by 2021

POC FASTEST GROWING 8-9% CAGR

POINT OF CARE FASTEST GROWING SEGMENT

Source: Markets and Markets Research 2014

GLOBAL HUMAN DIAGNOSTIC MARKETS

Source: Research and Markets 2014

$70 Billion 2020

POC 35% Highest Potential Growth in ID, Neurology Cardiology

AVIANA
MOLECULAR TECHNOLOGIES

Our Aim: Market Disruption



DISRUPTION OF CURRENT HEALTH CARE SYSTEMS	EXPAND INTO NEW MARKETS
Improved Efficiency in Hospital and Reference Labs	Public Health Surveillance
Home Health	On-Site Sports Injury Detection
Long Term Care	Evaluating Airline Passengers
Urgent Care	Military Uses/ Remote Areas

Traditional Labs vs Aviana



Typical Lab Work Flow



Test Ordered → Sampling (large volume) → Sample Prep → Perform test (batch or kit) → Results in **24 hrs. to several days or weeks** (depending on the test)

Aviana Pegasus™: Improved Work Flow



Decision to Test → Sampling **small volume finger prick** → Perform Test **No complex processing** → **Results in minutes!**



AVIANA
MOLECULAR TECHNOLOGIES

Technology



- **Surface acoustic wave (SAW) technology**
    - Established across many industries
- **SAW technology developed for NASA – adapted by Aviana for biosensing:**
    - Label-free detection
    - High signal to noise ratio
    - Detects small molecules to whole cells
    - Biological Binding translated directly into an electronic signal



Surface Acoustic Wave Phase Shift

Input signal
Covalently bound antibody
Output signal
Sensor Wafer
$LiTaO_3$ Substrate
Antigen
Antigen
Covalently bound antibody
Phase shift
Sensor Wafer
$LiTaO_3$ Substrate
Nucleotide from infectious agent
Covalently bound nucleotide probe
Phase shift
Sensor Wafer
$LiTaO_3$ Substrate

AVIANA MOLECULAR TECHNOLOGIES

Lyme Disease Data







- Whole blood data similar to plasma
- Blood sample not processed

- No false positives. 2 Degree Phase Shift is baseline control for this tests
- Can detect both IgG and IgM
- We will expand our data base using CDC samples
- We have two abstracts accepted at the CDC Lyme Conference, Sept 2018

Comparison to Elisa

Sample ID (plasma)	Outcome	
	Euroimmun ELISA	Aviana Pegasus™
Control 1	Positive	Negative
Control 2	Negative	Negative
Control 3	Equivocal	Negative
Control 4	Positive	Negative
Control 5	Equivocal	Negative
Control 6	Positive	Negative
Control 7	Negative	Negative
Control 8	Negative	Negative
Control 9	Negative	Negative
Control 10	Negative	Negative
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive
Lyme IgG	Positive	Positive

AVIANA
MOLECULAR TECHNOLOGIES

Competitive Positioning: Diagnostics



Types of POC Systems	Issues to Consider	Sample Processing
Electrochemical	Venous Whole Blood Complex Cartridge Low Sensitivity	In cartridge, complex process, need to separate plasma
Desktop Molecular Diagnostics	Can only detect virus/bacteria, Venous Whole Blood, 25+ minutes, detection limited to infectious agents	In cartridge, complex process, need to separate plasma
Optical	Venous Whole Blood, low signal to Noise, light scattering with NSB, detection limited to antigens and antibodies	Complex process, with multiple reagents
Acoustic	**Highly Sensitive, Simple to Use Results in <10 minutes Detects Proteins, Antigens, Antibodies, Virus, Single Cells, DNA**	**None No need to separate**
Reference Lab Based Testing	Inconvenient, complex to use, Results take 1-7 days, highly sensitive, Wide Detection Range	Complex – acquire/ship/separate plasma, expensive equipment and trained technicians

Summary



Innovative - Portable - Rapid - Precise - Low Cost - Disruptive

- ✓ Handheld
- ✓ Portable
- ✓ Accurate, rapid (less than 10 minutes)
- ✓ Direct and Simple sample processing
- ✓ Small volumes of sample
- ✓ CLIA waiveable
- ✓ Easy to Use: Simple app on a smart device
- ✓ Cost Effective, Affordable
- ✓ Multiplexing Capabilities